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                                                        SEC FILE NUMBER
                                                           333-35083
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                                                          CUSIP NUMBER
                                                           911358AC3
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(check one): [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q
             [ ] Form N-SAR


        For Period Ended: May 31, 2001
                          ------------

            [ ] Transition Report on Form 10-K
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q
            [ ] Transition Report on Form N-SAR

        For the Transition Period Ended:
                                        ----------------------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

   United Refining Company
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Full Name of Registrant

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Former Name if Applicable

   15 Bradley Street
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Address of Principal Executive Office  (Street and Number)

   Warren, Pennsylvania  16365
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City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        [ ]    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        [X]    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        [ ]    (c) The accountant's statement or other exhibit required by
                   Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The registrant is unable to file its Quarterly Report (the "Quarterly Report") on Form 10-Q for its fiscal quarter ended May 31, 2001 by the prescribed date of July 16, 2001 without causing undue hardship to the Company. As a result, management needs the additional period of five days to finalize its financial statements and allow sufficient time to file Form 10-Q for the quarter ended May 31, 2001. The registrant intends to file the quarterly report on or prior to the prescribed extended date.

SEC 1344 (2-99)



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PART IV - OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

             James E. Murphy               (814)                 726-4674
             ---------------               -----                 --------
                 (Name)                  (Area Code)        (Telephone Number)


      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer if no, identify report(s).


                                                        [X] Yes

                                                        [ ] No


      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [X] Yes

                                                        [ ] No

           The Company expects to report approximately $6.5 million additional net income for the current quarter compared to the prior quarter. This increase was primarily due to improved industry-wide margins in gasoline and distillate and to increased price discounts on heavy sour crude oil grades processed by the Company.


================================================================================

                             United Refining Company
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

           has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


           Date: 7/17/2001      By: /s/  James E. Murphy
                ----------         -----------------------------
                                    Chief Financial Officer

           INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
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        Intentional misstatements or omissions of fact constitute Federal
                    Criminal Violations (See 18 U.S.C. 1001)
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